13012800

SEC Mail Processing Section
FEB 28 2013
Washington DC
401

mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street, NE, Suite 900
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Rd. Suite 600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Capital Advisors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael O. Brown
Signature

Financial Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kurt Salmon Capital Advisors, Inc.

Table of Contents
December 31, 2012

WINDHAM BRANNON

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Capital Advisors, Inc.

We have audited the accompanying financial statements of **Kurt Salmon Capital Advisors, Inc.** (the Company) which comprise the statement of financial condition as of December 31, 2012, and the related statements of income and retained earnings, changes in stockholders' equity, and changes in financial condition for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Capital Advisors, Inc. as of December 31, 2012, and the results of its operations and its changes in financial condition for the year then ended, in accordance with accounting principles generally accepted in the United States.

Windham Brannon P.C.
Certified Public Accountants

February 27, 2013

Kurt Salmon Capital Advisors, Inc.

Statement of Financial Condition
December 31, 2012

Assets		
Cash in bank	$	270,035
Accounts receivable		14,991
Due from related party		14,109
Prepaid expenses		18,523
Total assets	$	317,658
Liabilities and stockholder's equity		
Liabilities		
Accounts payable	$	8,804
Deferred revenue		77,083
Total liabilities		85,887
Common stock, 1,000 shares authorized, no par value, 160 shares issued and outstanding		16,000
Additional paid-in capital		197,500
Retained earnings		18,271
Total stockholder's equity		231,771
Total liabilities and stockholder's equity	$	317,658

The accompanying notes are an integral part of these financial statements.

Kurt Salmon Capital Advisors, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2012

Revenues		
Advisory fees	$	708,654
Reimbursed expenses		47,483
Total revenue		756,137
Expenses		
Personnel expenses		1,403,125
General operating expenses		611,487
Professional services		31,764
Royalty fees		24,771
Marketing expenses		2,938
Total expenses		2,074,085
Loss before income tax benefit		(1,317,948)
Income tax benefit		(527,365)
Net loss		(790,583)
Retained earnings		
Beginning of year		2,588,613
Net loss		(790,583)
Dividends paid		(1,779,759)
End of year	$	18,271

The accompanying notes are an integral part of these financial statements.

Kurt Salmon Capital Advisors, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock				Additional Paid-in		Retained		Total Stockholder's
	Shares		Amount		Capital		Earnings		Equity
Balance at December 31, 2011	160	$	16,000	$	2,594,683	$	2,588,613	$	5,199,296
Contribution from former Parent	-		-		1,576,915		-		1,576,915
Distribution to former Parent	-		-		(3,644,233)		-		(3,644,233)
Dividends paid to former Parent	-		-		-		(1,779,759)		(1,779,759)
Income tax benefit of former Parent	-		-		(527,365)		-		(527,365)
Contribution from new Parent	-		-		197,500		-		197,500
Net loss	-		-		-		(790,583)		(790,583)
Balance at December 31, 2012	**160**	**$**	**16,000**	**$**	**197,500**	**$**	**18,271**	**$**	**231,771**

The accompanying notes are an integral part of these financial statements.

Kurt Salmon Capital Advisors, Inc.

Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash flows from operating activities		
Net loss	$	(790,583)
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		(14,991)
Prepaid expenses		(18,523)
Accounts payable		8,804
Deferred revenue		77,083
Net cash used in operating activities		(738,210)
Cash flows from financing activities		
Due from related party		(14,109)
Contribution from new Parent		197,500
Change in due from former Parent		764,854
Net cash provided by financing activities		948,245
Net increase in cash		210,035
Cash in bank,		
Beginning of year		60,000
End of year	$	270,035
Supplemental cash flow disclosures		
Interest and income taxes paid	$	-
Non-cash contributions from former Parent	$	1,576,915
Non-cash distributions to former Parent	$	(3,644,233)

The accompanying notes are an integral part of these financial statements.

1. Description Of Business

Kurt Salmon Capital Advisors, Inc. (the Company) was formed in 1997 as a wholly-owned subsidiary of Kurt Salmon US, Inc. (the Former Parent), an international management consulting firm specializing in the retail, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial, and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

On October 1, 2012, the Parent sold all the stock of the Company to KSCA Partners, LLC (KSCA Partners) the New Parent. KSCA Partners signed a licensing agreement with Kurt Salmon US, Inc. agreeing to pay royalties of 5% of revenue collected by the Company for a two-year period. The agreement terminates on September 30, 2014. For the period ended December 31, 2012, KSCA Partners paid $24,771 in royalty fees.

2. Accounting Policies and Related Party Transactions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Advisory fees are recognized as revenue when contract services are completed and fees are earned. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements controlled by the Parent. These arrangement terms are unsecured, non-interest bearing and payable upon demand.

The Company had an expense sharing arrangement with the former Parent through September 30, 2012, whereby the Parent would bear all salary and administrative costs of the Company and allocate a proportionate amount to the Company. The Company had no obligation to repay or reimburse the Parent for any such costs. The amount of costs paid by the former Parent through September 2012 was $1,576,915, which is shown as a capital contribution from the Parent. The Company has a new expense sharing agreement with KSCA Partners effective October 1, 2012, whereby KSCA Partners would bear certain costs of the Company, as defined in the agreement.

For the first nine months of activity in 2012, the Company is included in the consolidated income tax return of the Parent and taxed as a C-Corporation. During this period, under an arrangement with the Parent, the Company recognized an income tax expense or benefit based on the consolidated effective tax rate and income tax liabilities of the Company are paid by the Parent. In 2012, the amount of tax benefit for the Parent on behalf of the Company was $527,365, which is shown as an additional capital contribution from the Parent.

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined by the Rule) shall not exceed 15 to 1. At December 31, 2012, the ratio of aggregate indebtedness to net capital was .47 to 1 and the Company had net capital of $184,148 which was $179,148 in excess of its required net capital.

Supplementary Information

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Kurt Salmon Capital Advisors, Inc.

We have audited the financial statements of **Kurt Salmon Capital Advisors, Inc.** for the year ended December 31, 2012, and have issued our report thereon dated February 27, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2012, are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 27, 2013

Kurt Salmon Capital Advisors, Inc.

Supplementary Information
December 31, 2012

Computation of net capital		
Stockholder's equity, December 31, 2012	$	231,771
Less non-allowable assets		(47,623)
Net capital	$	184,148
Reconciliation of net capital under rule 15c3-1		
Net capital, Form X-17A-5, Part IIA	$	184,155
Rounding		(7)
Net capital per above computation	$	184,148
Computation of aggregate indebtedness as defined under rule 15c3-1		
Liabilities	$	85,887
Total aggregate indebtedness	$	85,887
Ratio of aggregate indebtedness to net capital		.47 to 1
Computation of excess net capital		
Net capital per above computation	$	184,148
Required net capital		5,000
Net capital in excess of required amount	$	179,148

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2012, a computation for determination of reserve requirements is not applicable to Kurt Salmon Capital Advisors, Inc., as the company qualifies for exemption under the subparagraph (k) (2) (i) exemptive provision of SEC Rule 15c3-3.

As of December 31, 2012, information relating to possession or control requirements is not applicable to Kurt Salmon Capital Advisors, Inc., as the company qualifies for exemption under the subparagraph (k) (2) (i) exemptive provision of SEC Rule 15c3-3.

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

In planning and performing our audit of the financial statements of **Kurt Salmon Capital Advisors, Inc.** (the Company), for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 27, 2013

WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Kurt Salmon Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Kurt Salmon Capital Advisors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5, as amended, for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7, for the year ended December 31, 2012 noting that the Form SIPC-7 included $3 of additional revenue;

3. Compared any adjustments reported in Form SIPC-7, with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7, as amended; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 27, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 , 20 12

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050426 FINRA DEC

Kurt Salmon Capital Advisors, Inc.
1355 Peachtree St., NE, Ste. 900
Atlanta, GA 30309-3266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael O. Brown - (404) 303-8840 ext. 205

2. A.	General Assessment (item 2e from page 2)	$ 1,890
B.	Less payment made with SIPC-6 filed (exclude interest) July 2012 (Date Paid)	(468)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1,422
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,422
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kurt Salmon Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22nd day of February , 20 13 .

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 01, 2012
and ending December 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 756,140
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 756,140
2e. General Assessment @ .0025	$ 1890

(to page 1, line 2.A.)